SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18298

Unitrin, Inc. 401(k) Savings Plan

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below)

Unitrin, Inc.

One East Wacker Drive

Chicago, IL 60601

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2009, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2009, and the related schedules thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee

Unitrin, Inc. 401(k) Savings Plan

Chicago, IL

We have audited the accompanying statements of net assets available for benefits of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 23, 2010

Unitrin, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2009 and 2008

(Dollars in Thousands)

	2009	2008
Assets:
Participant-Directed Investments at Fair Value (See Notes 3 and 4)	$240,200	$186,949
Participant Loans at Unpaid Principal Balance	7,813	7,812

Total Investments	248,013	194,761

Receivables for Participant-Directed Investments Sold	11,444	—
Employer Contributions Receivable	1,242	46
Participant Contributions Receivable	479	99

Net Assets Available for Benefits at Fair Value	261,178	194,906
Adjustment from Fair Value to Contract Value for Fully
Benefit-Responsive Investment Contracts (See Note 1)	(128)	3,516

Net Assets Available for Benefits	$261,050	$198,422

The Notes to the Financial Statements are an integral part of these financial statements.

Unitrin, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $289	$6,082
Participant Contributions	17,086
Net Appreciation of Investments	42,552
Transfers in from Other Benefit Plans (See Note 7)	17,252
Dividends from Mutual Fund Shares	2,725
Interest from Participant Loans	496
Dividends from Common Stock	647
Other Additions	14

Total Additions to Net Assets	86,854

Deductions From Net Assets Attributed to:
Benefits Provided to Participants	24,144
Investment Expenses	82

Total Deductions from Net Assets	24,226

Increase in Net Assets Available for Benefits	62,628
Net Assets Available for Benefits, Beginning of the Year	198,422

Net Assets Available for Benefits, End of the Year	$261,050

The Notes to the Financial Statements are an integral part of these financial statements.

Notes to the Financial Statements

Note 1 – Basis of Presentation

The financial statements of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such values could be materially different from the amounts reported in the financial statements.

Significant Accounting Policies

Participant – Directed Investments, which include collective trusts, a common stock trust and mutual fund shares, are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. The Wells Fargo Stable Return Fund G is a common collective trust which owns fully benefit-responsive investment contracts. The fair value of the Plan’s investment in the Wells Fargo Stable Return Fund G is based on the fair value of the underlying contracts as reported by the fund. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. The fair value of the common stock trust is valued using quoted market prices of the underlying common stock. Participant Loans are stated at unpaid principal balances, which approximate fair value.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as an additional line item showing a net adjustment from fair value to contract value for fully benefit-responsive contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Transactions with the Wells Fargo Stable Return Fund G are generally executed on a contract basis. The Plan believes that the occurrence of events that would cause the Wells Fargo Stable Return Fund G to transact at less than contract value is not probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment return for such investments. Certain administrative expenses are paid by Unitrin, Inc. (“Unitrin” or the “Company”).

Note 1 – Basis of Presentation (continued)

Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $36 thousand and $138 thousand at December 31, 2009 and 2008, respectively.

The Plan evaluated subsequent events through June 23, 2010, the date and time of the filing of the annual financial statements with the SEC.

Adoption of New Accounting Standards

On July 1, 2009, FASB Accounting Standards Codification™ (“ASC”) became the sole source of authoritative GAAP literature recognized by the Financial Accounting Standards Board (“FASB”) for financial statements issued for interim and annual periods ending after September 15, 2009. Except for applicable SEC rules and regulations and a limited number of grandfathered standards, all other sources of GAAP for nongovernmental entities were superseded by the issuance of ASC. ASC did not change GAAP, but rather combined the sources of GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the financial results of the Plan.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), to provide guidance on measuring the fair value of investments in entities that calculate net asset value. The standard amends ASC Topic 820, Fair Value Measurements and Disclosures. The amendment permits, as a practical expedient, a reporting entity to measure the fair value of an investment, which is within the scope of the standard, on the basis of net asset value per share of the investment (or its equivalent). The amendment also requires disclosures by major category of investment about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments and the investment strategies of the investees. The guidance in the standard is effective for interim and annual periods ending after December 15, 2009. The Plan adopted the new standard beginning with these financial statements. The impact of adoption was not material.

Prior to the adoption of ASC, the Plan adopted FASB Statement of Position SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (codified into ASC Topic 820, Fair Value Measurements and Disclosures). The standard provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. On April 1, 2009, the Plan adopted the standard and applied its provisions prospectively.

Note 1 – Basis of Presentation (continued)

The FASB issues ASUs to amend the authoritative literature in ASC. Except for ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), the ASUs issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Plan or (iv) are not expected to have a significant impact on the Plan.

Note 2 – Plan Description

The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

The Plan is a defined contribution plan that is available to employees of Unitrin and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Employees of the Companies generally become eligible to receive the Unitrin matching contribution on the first day of the month following the employee’s first full year of employment.

Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Unitrin provides a matching contribution of 50% of the first 6% of compensation contributed each pay period by the participant. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control, as defined in the Plan, or on attainment of normal retirement age, death, or disability.

An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.

Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts were $20 thousand and $99 thousand at December 31, 2009 and 2008, respectively.

Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Note 3 – Investments

All investments are directed by participants and held by the Plan’s trustee. Participants were permitted to invest in one or more of the following investments during 2009:

(i)	certain investment funds sponsored by the Wells Fargo Bank, NA group of companies:

Wells Fargo Stable Return Fund G

Wells Fargo S&P 500 Index Fund G

Wells Fargo International Equity Index Fund G;

(ii)	certain investment funds sponsored by the Janus group of companies:

Perkins Small Cap Value Instl Fund (formerly known as Janus Small Cap Value Fund (I))

Janus Overseas Fund (J) (formerly known as Janus Overseas Fund);

(iii)	a certain investment fund sponsored by the PIMCO Funds group of companies:

PIMCO Total Return Instl Fund;

(iv)	a certain investment fund sponsored by The Dreyfus Corporation group of companies:

Dreyfus Appreciation Fund, Inc;

(v)	a certain investment fund sponsored by the American Funds group of companies:

American Funds Growth Fund of America R5;

(vi)	a certain investment fund sponsored by the Van Kampen group of companies:

Van Kampen Equity and Income I Fund;

(vii)	a certain investment fund sponsored by the Goldman Sachs group of companies:

Goldman Sachs Mid Cap Value Instl Fund;

(viii)	a certain investment fund sponsored by the Hotchkis and Wiley group of companies:

Hotchkis and Wiley Large Cap Value I Fund;

(ix)	a certain investment fund sponsored by the Allianz Fund group of companies:

Allianz CCM Mid Cap Instl Fund;

(x)	a certain investment fund sponsored by the Baron Assets group of companies:

Baron Small Cap Fund;

(xi)	certain investment funds sponsored by the Fidelity Advisor Funds group of companies:

Fidelity Advisor Freedom Inc I

Fidelity Advisor Freedom 2010 I

Fidelity Advisor Freedom 2020 I

Fidelity Advisor Freedom 2030 I

Fidelity Advisor Freedom 2040 I

Fidelity Advisor Freedom 2050 I;

(xii)	certain investment funds sponsored by the Principal Financial Group of companies:

Principal U.S. Property Separate Account; and

(xiii)	the Unitrin Stock Fund.

Principal Real Estate Investors, LLC, the investment manager for the Principal U.S. Property Separate Account, has implemented a built-in contractual limitation under the Plan’s group annuity contract which delays the payment of most withdrawal requests. These requests are being honored proportionately as sufficient cash becomes available for distribution, in accordance with the terms of the group annuity contract.

Note 3 – Investments (continued)

In addition to its investment in Unitrin, Inc. common stock, the Unitrin Stock Fund held cash of $400 thousand at December 31, 2009 and had investments of $78 thousand and $369 thousand in the Wells Fargo Short-Term Investment Fund G at December 31, 2009 and 2008, respectively. The Wells Fargo Short-Term Investment Fund G is used to provide liquidity for the Unitrin Stock Fund. The Wells Fargo Short-Term Investment Fund G is not an investment option for participants.

The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2009 were:

(Dollars in Thousands)	Party-in- Interest
Wells Fargo Stable Return Fund G	*	$64,216
Janus Overseas Fund (J)		29,137
PIMCO Total Return Instl Fund		23,394
Dreyfus Appreciation Fund, Inc.	*	16,894
American Funds Growth Fund of America R5		15,630
Wells Fargo S&P 500 Index Fund G	*	14,884
Unitrin Stock Fund	*	14,490

The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2008 were:

(Dollars in Thousands)	Party-in Interest
Wells Fargo Stable Return Fund G	*	$62,473
PIMCO Total Return Instl Fund		18,656
Janus Overseas Fund (J)		15,245
Dreyfus Appreciation Fund, Inc.	*	14,690
Wells Fargo S&P 500 Index Fund G	*	11,723
American Funds Growth Fund of America R5		11,416

Note 3 – Investments (continued)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated or depreciated in value as follows:

(Dollars in Thousands)	Party-in- Interest
Janus Overseas Fund (J)		$11,979
Unitrin Stock Fund	*	4,092
American Funds Growth Fund of America R5		3,861
Perkins Small Cap Value Instl Fund		3,277
Wells Fargo S&P 500 Index Fund G	*	3,154
Dreyfus Appreciation Fund, Inc.	*	2,596
Wells Fargo Stable Return Fund G	*	2,202
Van Kampen Equity and Income I Fund		1,891
PIMCO Total Return Instl Fund		1,637
Allianz CCM Mid Cap Instl Fund		1,581
Hotchkis and Wiley Large Cap Value I Fund		1,513
Goldman Sachs Mid Cap Value Instl Fund		1,296
Baron Small Cap Fund		889
Fidelity Advisor Freedom 2020 I		759
Fidelity Advisor Freedom 2030 I		699
Fidelity Advisor Freedom 2040 I		666
Fidelity Advisor Freedom 2010 I		252
Wells Fargo International Equity Index Fund G	*	106
Fidelity Advisor Freedom Inc I		76
Fidelity Advisor Freedom 2050 I		66
Principal U.S. Property Separate Account		(40)

Net Appreciation of Investments		$42,552

Each party known to be a party-in-interest to the Plan has been identified with an asterisk in the three preceding tables. Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

Note 4 – Fair Value Measurements

The Plan uses a hierarchal framework which prioritizes and ranks the market price observability used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Note 4 – Fair Value Measurements (continued)

The Plan classifies the inputs used to measure fair value into one of three levels as follows:

Level 1 – Quoted prices in an active market for identical assets or liabilities;

Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The Plan is not permitted to adjust quoted market prices in an active market, even if the Plan owns a large investment, the sale of which could reasonably impact the quoted price.

The valuation of assets measured at fair value at December 31, 2009 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$64,530	$—	$64,530
Large Cap Stock	—	14,884	—	14,884
International	—	817	—	817
Mutual Fund Shares:
Large Cap Stock	39,401	—	—	39,401
Small/Mid Cap Stock	29,271	—	—	29,271
International	29,137	—	—	29,137
Balanced	24,129	—	—	24,129
Fixed Income	23,394	—	—	23,394
Other	147	—	—	147
Unitrin Stock Fund	14,490	—	—	14,490
Loans to Participants	—	—	7,813	7,813

Total Investments at Fair Value	$159,969	$80,231	$7,813	$248,013

Note 4 – Fair Value Measurements (continued)

The valuation of assets measured at fair value at December 31, 2008 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Investments at Fair Value:
Collective Trusts	$—	$74,368	$—	$74,368
Unitrin Stock Fund	9,006	—	—	9,006
Mutual Fund Shares	103,575	—	—	103,575
Loans to Participants	—	—	7,812	7,812

Total Investments at Fair Value	$112,581	$74,368	$7,812	$194,761

Additional information pertaining to the changes in the fair value of the Plan’s investments classified as Level 3 for the year ended December 31, 2009 is presented below:

(Dollars in Thousands)	Loans to Participants
Balance at December 31, 2008	$7,812
Transfers in from Other Benefit Plans	273
Purchases, issuances, expenses and settlements	(272)

Balance at December 31, 2009	$7,813

Note 5 – Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Code. The Plan was amended and restated in its entirety, effective April 1, 2007. Subsequent to the amendment and restatement, the Plan received a new favorable determination letter dated October 15, 2008 from the Internal Revenue Service. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.

Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Unitrin common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.

If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made by the participant on their loans are generally not tax deductible.

Note 6 – Related Parties

Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies.

One of Unitrin’s directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc., which is an investment option in the Plan.

Note 6 – Related Parties (continued)

At December 31, 2009 and 2008, the Unitrin Stock Fund held 635,466 shares and 544,319 shares of Unitrin common stock, respectively, at aggregate fair values of $14.0 million and $8.7 million, respectively. The Plan recorded dividends of $0.6 million from participants’ investments in the Unitrin Stock Fund for the year ended December 31, 2009.

Note 7 – Plan Mergers

Mutual Savings Life Insurance Company, an indirect, wholly-owned subsidiary of the Company, was the sponsor of the Mutual Savings Life Insurance Company 401(K) Retirement Plan (the “MSLIC Plan”). The MSLIC Plan was merged into the Plan effective May 1, 2009, and the related assets of the MSLIC Plan, with a fair value of $4.6 million, were transferred into the Plan. Principal Financial Group (“Principal”) served as the record keeper and trustee of the MSLIC Plan prior to the merger into the Plan.

Direct Response Corporation, an indirect, wholly-owned subsidiary of the Company, was the sponsor of the Direct Response Corporation 401(K) Retirement Savings Plan (the “DRC Plan”). The DRC Plan was merged into the Plan effective December 31, 2009, and the related assets of the DRC Plan, with a fair value of $12.6 million, were transferred into the Plan. Principal served as the record keeper and trustee of the DRC Plan prior to the merger into the Plan.

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Total Assets per the Form 5500 and Net Assets per the Form 5500 at December 31, 2009 and 2008.

(Dollars in Thousands)	December 31, 2009	December 31, 2008
Net Assets Available for Benefits per the Financial Statements	$261,050	$198,422
Plus or Minus: Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	128	(3,516)

Total Assets per the Form 5500	261,178	194,906
Minus: Liability for Unpaid Benefits per the Form 5500	(36)	(138)

Net Assets per the Form 5500	$261,142	$194,768

Note 8 – Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of Increase in Net Assets Available for Benefits per the Financial Statements to Net Income per the Form 5500 for the year ended December 31, 2009.

(Dollars in Thousands)
Increase in Net Assets Available for Benefits per the Financial Statements	$62,628
Plus or Minus:
Transfers in from Other Benefit Plans (See Note 7)	(17,252)
Change in the Liability for Unpaid Benefits per the Form 5500	102
Change in Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	3,644

Total Net Income per the Form 5500	$49,122

Unitrin, Inc. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2009

(Dollars in Thousands)

EIN #: 95-4255452

PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Wells Fargo Stable Return Fund G	Collective Trust	$64,216
	Janus Overseas Fund (J)	Mutual Fund Shares	29,137
	PIMCO Total Return Instl Fund	Mutual Fund Shares	23,394
*	Dreyfus Appreciation Fund, Inc.	Mutual Fund Shares	16,894
	American Funds Growth Fund of America R5	Mutual Fund Shares	15,630
*	Wells Fargo S&P 500 Index Fund G	Collective Trust	14,884
*	Unitrin Stock Fund	Common Stock	14,490
	Perkins Small Cap Value Instl Fund	Mutual Fund Shares	12,407
	Van Kampen Equity and Income I Fund	Mutual Fund Shares	11,133
	Allianz CCM Mid Cap Instl Fund	Mutual Fund Shares	7,500
	Hotchkis and Wiley Large Cap Value I Fund	Mutual Fund Shares	6,877
	Goldman Sachs Mid Cap Value Instl Fund	Mutual Fund Shares	5,831
	Fidelity Advisor Freedom 2020 I	Mutual Fund Shares	4,059
	Baron Small Cap Fund	Mutual Fund Shares	3,533
	Fidelity Advisor Freedom 2030 I	Mutual Fund Shares	3,374
	Fidelity Advisor Freedom 2040 I	Mutual Fund Shares	3,070
	Fidelity Advisor Freedom 2010 I	Mutual Fund Shares	1,444
*	Wells Fargo International Equity Index Fund G	Collective Trust	817
	Fidelity Advisor Freedom Inc I	Mutual Fund Shares	616
	Fidelity Advisor Freedom 2050 I	Mutual Fund Shares	433
	Principal Financial Group	Collective Trust	314
	Principal U.S. Property Separate Account	Pooled Separate Account	147
*	Participants	Participant Loans (4.25% - 10.25% Maturing 2009 to 2015)	7,813

			$248,013

*	This party is known to be a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitrin, Inc., as plan administrator of the Unitrin, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITRIN, INC. 401(k) SAVINGS PLAN

By:	Unitrin, Inc.

/s/ Richard Roeske
Richard Roeske
Vice President

June 23, 2010